Exhibit 99.4
July 19, 2006 Press Conference
Financial Performance of Wipro Limited for the quarter ended June 30, 2006
I. Statement to the Press — Azim Premji, Chairman
Good morning and thank you for making it to the press conference.
The detailed results are with you in the press docket. Let me share with you some thoughts on our performance and prospects.
The results for the quarter is a reinforcement of our approach — fine balance between long term and short term goals, consistency in delivering results and focus on operational improvement. For the quarter, Revenues from our Global IT Services at $ 539.3 Million were ahead of our guidance of $ 533 Million. The IT Services business continued to witness broad based growth, across Verticals, Geographies and Service lines. Our differentiated services such as Testing and Technology Infrastructure Management continue to grow ahead of overall growth rate. Our top 10 clients grew ahead of our overall company growth rate instilling confidence to our account management efforts. In line with our expectations, our Business Process Outsourcing business witnessed a small decline in Revenues but significantly improved profitability for the fifth consecutive quarter. Our wins in the Transaction Processing business during the quarter and improvement in operational metrics give us confidence that we are on the right track.
Our India, Middle East and Asia Pac IT business recorded strong year on year Revenue growth of 35% and Profit before Interest and Tax growth of 62%, expanding operating margins by 130 basis points year on year. Wipro Consumer Care and Lighting business also grew well with 30% year on year Revenue growth and 24% year on year profit growth.
During the quarter we launched Spirit of Wipro. It is the contemporary articulation of the never changing Core Values that Wipro practices. It is rooted in current reality and at the same time it is aspirational. We also kicked off new initiatives in our Innovation journey called the Quantum Innovation. Our Global Command Center which offers a unique delivery model for outsourced infrastructure services, won the “Innovation for India” award under the Business Model category in June 2006. Wipro is the only Indian company to figure in Business Week IN 25 Champions of Innovation listing in June 2006.
We have, in the last 6 months, announced 6 acquisitions. These acquisitions are a culmination of discussions and due-diligence over the last 12 months. While these acquisitions definitely have long term strategic value, we are equally confident that we will derive significant value from these in the medium term as well. Overall, our experience in terms of early wins and business integration so far gives us confidence that we are progressing well with the right strategy.
To sum up, we are confident that the investments we have made on the organic and inorganic side to enhance our capabilities, and the initiatives we have kicked off, will enable Wipro to achieve its Vision of Global leadership.
Thank you.
II. Question & Answer Session
Participants:
Azim Premji Chairman
Suresh Senapaty Executive Vice President, Finance & CFO

Sudip Banerjee President — Enterprise Solutions SBU
Girish Paranjpe President —Financial Solutions SBU
Suresh Vaswani President — Wipro Infotech and Global Practices
Ramesh Emani President — Product Engineering Services SBU
Vineet Agarwal President, Consumer Care and Lighting
Question & Answer Session
Correspondent
On financial, because I don’t know from your presentation you made any difference, sequentially your PAT is less by 25 million, what is the reason you gave for that? And the second one is under the US GAAP you have mentioned in the top it is 534 million but in your statement you said 539 including Enabler 3.2, where does the difference of dollar 2.1 come?
Suresh Senapaty
First of all what I said is generally if you look at the trend of Wipro results in Q1, it generally is lower than Q4, because we have Wipro Infotech results which are very good in Q4 because of large government spending and some of the depreciation related behavior that we see into witness in the Indian market. Now despite such big sort of skew in Q4 in this year in Q1 we have been able to post a profit higher than Q4, so which means while earlier years the trend was Q1 profits were lower than Q4, this year we have been able to get over that, that is first.
The second point is that you have talked about $534 million that we have given in the US GAAP numbers, that number is a convenience translation but otherwise it is only $539 million as it is in the Indian GAAP, so 534 is the translation we do on the basis of exchange rate as it prevailed on 30th of June, so because the prevailing 30th June spot rate was higher than that of the average realization, it is showing a lower number, but actual number from a comparison perspective to be taken as USD $539 million. Have I answered all your questions. Thank you.
Correspondent
Sumit from Reuters. I just wanted to know what was the impact of the rupee depreciation on the bottom line in the quarter?
Suresh Senapaty
So far as the Q1 was concerned in the average realization and revenue we had an uptake of 20 basis points, but so far as operating margin is concerned it was a disadvantage of about 40 basis points. As you know we do cover on the net foreign exchange basis, so when the rupee depreciates in the immediate quarter we do not get the benefit particularly from a perspective of how the operating margins get reflected, because rupee depreciates the currency that gets earned and the currency that gets spent gets overvalued in rupee terms and therefore optically it is shown as a lower operating margin, so while the realization of the net foreign exchange has been decent but because of this optics, the operating margin shows up a lower number. So top line basis there is an advantage of 20 basis points, the 20 paise, and so far as bottom line is concerned that is operating profit is concerned there is a disadvantage of 40 basis points. Yes please.
Correspondent
This is Gayathri from Doordarshan. You have a large business interest in Japan and interest rate upward revision by 0.25 percentage points, how does it effect your company and how does it effect the IT industry?
Suresh Senapaty
I think the interest uptake only is an indication of the fact that the economy perhaps would be doing well, and it means the demand would be more, because if you look at only from a perspective of interest we have a debt-free balance sheet, we have actually surplus cash which we require for varieties of reasons, but we do not have any debt, so consequently an interest increase does not impact us, but the view that we are taking is that the Japan economy is recovering and that would mean a higher level of demand and therefore perhaps higher prospects that we could have, and that is reflecting in terms of if you heard Ramesh Emani, talking in the earlier discussions in the press, said that we are seeing very good traction in Japan from a product engineering services space, and going forward we also expect in the enterprise solutions also better traction in Japan, so it is a good indicator for us.
Correspondent
Arun from ET. I just wanted to check with you how much of forex do you have now under hedge?
Suresh Senapaty
Apart from the foreign exchange hedges that we have which applies to the net foreign exchange exposure on the balance sheet, we have additionally $410 million at an average exchange rate of 44.90 to 46 rupees.
Correspondent
And the other thing I want to check is this BPO margin expansion, you were saying that it has expanded by 250 basis points, this is on a sequential basis or is it on a year-on-year basis?
Suresh Senapaty
On a sequential basis it is an expansion of 270 basis points, on a YOY basis it is an expansion of just under 1200 basis points, 1160 basis points. Which means the margin has expanded by 11.6% YOY.
Correspondent
Which means the composition of business has undergone a change, you are looking more at data related business and you are discontinuing your voice is it?
Azim Premji
We are not discontinuing the voice, you know, I think we should be clarifying these kind of apprehensions that are coming up all the time. We are trying to drive more and more integrated business which is an end-to-end solution for a customer which will have a percentage composition of voice and a significant percentage composition of transaction processing. That business today composes about 22% of our total revenue, the end-to-end business. It was very small in the quarter April, June of last year.
Suresh Senapaty
So there is no such change vis-à-vis with the voice etc., but you can say that there has been some kind of a shift in terms of the profitable versus non-profitable revenue, and hence apart from some of the operating parameters that we saw an improvement in that is where the margin expansion is what we saw.
Azim Premji
Apart from profitable versus non-profitable or less profitable, I think the shift is also that the business is offering more high-end and integrated solutions to the customers, and therefore brings more value to the customers.
Correspondent
And the other thing is Europe now contributes 33%, you expect this to stabilize at this level or you expect this to grow significantly by the end of the current fiscal?
Azim Premji
The European market is growing faster for us than the North American market, so we expect this percentage to marginally keep going up year over year.

Correspondent
You have had a string of acquisitions, what is different in your company while you are taking this inorganic growth route while other companies swear by organic growth, what is the difference?
Suresh Senapaty
Well it is not as if inorganic growth that we are doing is going to replace the organic growth, so if you have seen our track record including for the last year when we have been attempting the inorganic growth we have always been growing faster than that industry. So far as the inorganic is concerned the overall objective is to supplement our organic growth, overall find those areas of gaps either in practices, in verticals, or in geography to get customer footprint, where it will help us enhance our growth rate: A, in terms of revenue, B, in terms of profitability over a period of time. So consequently today if you look at in Q1 we will have about little more than 2% of our revenue coming from acquisition. So eventually we would expect more and more percentage of revenue coming from acquisition but not in any manner compromise on the organic growth, so this will supplement and this will sit above it, so if industry is growing lets say theoretically at 30 we would grow better than that, plus acquisition will sit on the top of it, that is how the objective based on which we are going ahead on this strategy.
Correspondent
My question is to Mr. Vaswani. Mr. Vaswani you derive a significant portion of your revenues coming in from Middle East and the Gulf, and in the light of the recent geopolitical developments which have happened, you expect any kind of decline in business outflows coming into India or you expect it to continue as it is?
Suresh Vaswani
We expect our the momentum to continue, we have got a good momentum in the Middle East regions especially both in Dubai and Saudi Arabia and we certainly expect the momentum to continue.
Correspondent
Meera from New Indian Express. I have two questions: one, how many people have you added this quarter and how many people are looking to employ over the next one year.
Suresh Senapaty
We have added about 2300 people last quarter, 2400 people net last quarter, and so far as going forward is concerned we expect it to be robust but we sort of do not share any particular number because we typically hire to our requirement, and all you can do is that we have given a guidance for the quarter and we are also saying that we will continue with our growth faster than the industry, and of course we will continue to be doing our pieces of inorganic growth so there will be additions coming through this for these needs.
Correspondent
I am sorry, could you also give me attrition rates both for your BPO business as well as the rest of the businesses, attrition rates.
Suresh Senapaty
Attrition rates last quarter was on an involuntary basis has gone up by about two percentage points, which is in line with the general industry levels, and typically the Q1 tends to be a quarter where the attritions tend to be a little higher.
Correspondent
The numbers please?

Suresh Senapaty
17% was the total; and if you knock off the involuntary one, which is about 2%, it is 15. Now this is annualize for the quarter, not the last 12 months, so therefore if you are going to compare that with somebody else it is not comparable. Because the other numbers generally people report is last 12 months, so last 12 month number for us would be much lower.
Correspondent
You were planning a software technology park near about Sarjapur, land anything happened on that?
Azim Premji
We have got permission, you are seeing the construction coming up when you are entering these premises. We have also got permission for a SEZ at Electronic City, so we have two permissions now for further development in Bangalore.
Correspondent
Mr. Premji if you could tell us something about the growth that you see for yourself in the remaining quarters of the fiscal, and how do you see the rising wages in the industry is going to effect your company?
Azim Premji
We have given our guidance for Q2, we did not give guidance for quarters beyond the immediate quarter, but as Suresh Senapaty mentioned our objective is to grow ahead of industry growth rates both organically as well as inorganically for the balance part of the year.
So far as rising wages are concerned, you know, the wages have been rising in India for the past 2 years quite honestly, I think the wages in India so far as software professionals are concerned and BPO professionals are concerned are probably rising this year about 2% per year above the rise which we have seen in the past 2 years. I don’t know whether this trend will continue into next year, but certainly this year it is approximately 2% more than the previous year.
Suresh Senapaty
But just to supplement I think some of the initiatives we have taken is that in the first week of July Wipro has granted about 6.8 million restricted stock units covering about 3200 employees, similarly the comp increase which last time we had to give in 1st of November 2005, is now being given effective 1st of September on a staggered basis over the next 3 months thereafter, so we expect this to be matching the requirements and this will definitely help us to be able to attract more talent including address attrition.
Correspondent
We have seen your company, your flag ship company Wipro Technology being little active and acquiring some couple of companies in this quarter, but if you see from the point of the values they are quite lower. During this remaining 3 quarters do we hope to see big ticket company acquisitions within India or outside? Though you don’t make a forward statement...
Azim Premji
No, I think what you will see going forward, the size of the acquisitions which we do will be a little bigger than what we have done in the past, but they does not necessarily mean that there will be substantially bigger. The reason is that we are looking at acquisitions from the point of view of building a stronger strategic footprint and that is more important in terms of what it really brings to the table in terms of enhancing a prospective offerings to our customers then really being accretive in terms of size.
Correspondent

So basically you are looking for at the product side than as a service line isn’t it, going by the nature of acquisitions, the domain expertise you are looking is more in terms of also product skills, product and skills that go along with that, what is the overall strategy?
Azim Premji
The acquisitions which we have made are bringing us service skills in some cases depending on definitions you use they could be bringing us productize services skills, like we have in the case of NewLogic who had brought us 25 intellectual property patents, which become modules of offerings both for licensing purposes as well as for configuring solutions for our embedded system solutions for our customers.
Correspondent
How many customers have you added on this quarter?
Azim Premji
About 60.
Correspondent
The number from acquisitions?
Suresh Senapaty
62 includes acquisitions about 25. No, 12.
Correspondent
The number of 62 is higher than usual...
Suresh Senapaty
Yes it is very high because of two things. A) Definitely we have won more customers. B) Plus what happens is that because of the NewLogic where there is IP sales and also CMango where there is lot of IP sales, you tend to pick up lot of license sales and they may not necessarily be sustainable big contracts, but even if you were to moderate the numbers for that the numbers that we have got in the current quarter or last quarter is still far superior to the earlier quarter numbers.
Correspondent
And of 62, is it 12 through acquisitions, 12 clients?
Suresh Senapaty
I think it is little more than 20, it will be little more than 20.
Azim Premji
It is 20, the figure of 12 is not correct.
Correspondent
What is scene so far as expansion this year is concerned, I did not have time to go through the details of your capital expenditure in the next 3 quarters and where all you are going beyond Bangalore and what happened to the operations in Romania?
Azim Premji
Our Romania operations will be operative this quarter, probably mid of this quarter. We are expanding our base in Chennai. We are expanding our base in Hyderabad. We are expanding our base in Pune. We are expanding our base in Kolkata. We are expanding our base in Gurgoan. We are setting up a fresh space in Vishakapatnam. We will start construction shortly. We are expanding our base in Cochin. We are in the final stages of buying some land in Goa to set up a base there also. We have bought some land in Chandigarh, and we will on an experimental basis start a center also in Bhuvaneshwar. We have bought land in Bhuvaneshwar in the government SEZ.
Suresh Senapaty
And two facilities of ours in Bangalore have become SEZs in the current quarter.
Azim Premji
Our acquisition of Enabler has a facility both in Brazil, it is smallish town near the capital; and also in Portugal. So that gives us two additional development centers in which to service our European and American customers.
Correspondent
What about expansion in terms of say land or seats that you are going to add this year?
Azim Premji
No, we don’t give this kind of micro details, I am sorry.
Correspondent
But is this expansion for this year or projected over the next 2 years?
Azim Premji
These are plans for this year; Chandigarh will probably go into next year.
Suresh Senapaty
Once we start into this facility then we will keep using the facility forever, so it is not that it starts and ends in the same year, so you perhaps buy the land forever and then you keep on building the shell and sort of stuffing them and so on and so forth.
Correspondent
Goa is for Consumer Care?
Azim Premji
Goa is for BPO operations in phase 1.
Correspondent
In terms of human resources we have always heard that Bangalore has the best human resources, how do you compare other cities especially the tier 2 cities that you have just mentioned?
Azim Premji
Our experience in all cities is the quality of people we get there is very good, so Bangalore does not necessarily stand out in terms of better people. People get more exhausted in Bangalore because of travel times.
Correspondent
Mr. Premji what transpired with your recent meeting with Mr. Kumaraswamy here; was it only a formal informal, because we don’t see any signs of improvement of way when we come here.
Azim Premji
I think you should ask Mr. Kumaraswamy about signs of improvement. It was a courtesy visit, there were various issues of policies which we discussed. It was not a meeting which was a press conference.

Correspondent
But from the statement he made it appears you have made some suggestions you know.
Azim Premji
Yes, we did made some suggestions.
Correspondent
What is that could be?
Azim Premji
No, we don’t wish to discuss it in front of the press, because we find then the suggestions which are more sensationalistic get the headlines.
Correspondent
No, that is where you have to make the statement so that it would not be sensational; why don’t you stick to facts?
Azim Premji
I am sorry. There are certain meetings which are confidential, there are certain meetings which are not confidential. I think we have that privilege.
Moderator
If there are no more questions we break now. Please join us for tea. Thank you.